Exhibit 99.1

Li-Cycle Files Restated Transition Period Financial Statements

Results for the two months ended December 31, 2022 remain unchanged

Comparable 2021 transition period results restated for a non-cash adjustment

Restatement has no impact on Company’s overall cash position or Adjusted EBITDA

TORONTO, Ontario (April 18, 2023) – Li-Cycle Holdings Corp. (NYSE: LICY) (“Li-Cycle” or the “Company”), an industry leader in lithium-ion battery resource recovery and the leading lithium-ion battery recycler in North America, announced today that it has restated its unaudited condensed consolidated financial statements for the two months ended December 31, 2022 and 2021 and filed an amendment to its Transition Report on SEC Form 20-F previously filed on March 30, 2023 (the “Original Form 20-F”).

Li-Cycle changed its financial year-end from October 31st to December 31st, to better align its financial reporting calendar with peer companies. As a result, the Company prepared unaudited condensed consolidated financial statements covering the two-month transition period from November 1, 2022 to December 31, 2022, which were included in the Original Form 20-F. Subsequent to the issuance of the Company’s unaudited condensed consolidated financial statements, the Company identified a non-cash accounting error that required the restatement of amounts related to the comparable two-month period ended December 31, 2021.

The Company determined that unrealized fair value gains on financial instruments resulting from fair value revaluations of the conversion feature of the Company’s convertible debt and warrants were understated by $18.2 million for the two months ended December 31, 2021. As a result, corresponding adjustments have been made to the Statements of income and comprehensive income and Statements of cash flows for the two months ended December 31, 2021 and corresponding notes. These adjustments result in an increase of $18.2 million in Other income, Net income before taxes, Net income attributable to shareholders of Li-Cycle, and Net income and comprehensive income; an increase in Earnings per common share (basic) of $0.12; and an increase in Earnings per common share (diluted) of $0.11, for the two months ended December 31, 2021. The results pertaining to the two months ending December 31, 2022 are unchanged.

These adjustments do not change the Company’s overall cash position as at December 31, 2022 or 2021, nor do they impact the Statements of financial position and the Statements of changes in equity. Further, these adjustments do not affect the Company’s previously reported Adjusted EBITDA for the two months ended December 31, 2022 or 2021.

The Company has filed an amendment to the Original Form 20-F, which includes restated unaudited condensed consolidated financial statements for the two months ended December 31, 2022 and 2021, as well as a restated Management’s Discussion & Analysis of Financial Condition and Results of Operations for the two months ended December 31, 2022 and 2021, and corresponding CEO and CFO certifications, with applicable securities regulatory authorities. The amendment to the Original Form 20-F should be read in conjunction with the Original Form 20-F, including the discussion of material weaknesses in the Company’s internal controls over financial reporting and the implementation of the Company’s plan for remediation of these material weaknesses, as set out under “Internal Control Over Financial Reporting” in Item 5. “Operating and Financial Review and Prospects”, and any other documents that the Company has filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission on or after March 30, 2023, being the filing date of the Original Form 20-F. These documents are available on the Company’s website, at www.li-cycle.com, as well under the Company’s profile pages on SEDAR at www.sedar.com and EDGAR at www.edgar.com. Li-Cycle intends to continue to provide periodic updates as it progresses through the implementation of its remediation plan.

About Li-Cycle Holdings Corp.

Li-Cycle (NYSE: LICY) is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of battery-grade materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

Contacts

Investor Relations

Nahla A. Azmy

Sheldon D’souza

investors@li-cycle.com

Media

Louie Diaz

media@li-cycle.com

Non-IFRS Financial Measures

Li-Cycle reports its financial results in accordance with the International Financial Reporting Standards (“IFRS”). The Company makes references to certain non-IFRS measures, including adjusted EBITDA. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of the Company’s results of operations from management’s perspective. Accordingly, it should not be considered in isolation nor as a substitute for the analysis of the Company’s financial information reported under IFRS. Adjusted EBITDA is defined as earnings before depreciation and amortization, interest expense (income) and income tax expense (recovery), adjusted for items that are not considered representative of ongoing operational activities of the business and items where the economic impact of the transactions will be reflected in earnings in future periods. Adjustments relate to fair value (gains) losses on financial instruments. Foreign exchange (gain) loss is excluded from the calculation of adjusted EBITDA.

Cautionary Notes—Forward-Looking Statements and Unaudited Results

Certain statements contained in this press release may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “believe”, “may”, “will”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “could”, “plan”, “potential”, “future”, “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements in this press release include but are not limited to statements about: Li-Cycle’s intention to continue to provide periodic updates as it progresses through the implementation of its remediation plan to address material weaknesses in internal control over financial reporting. These statements are based on various assumptions, whether or not identified in this communication. There can be no assurance that such estimates or assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

These forward-looking statements are provided for the purpose of assisting readers in understanding certain key elements of Li-Cycle’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of Li-Cycle’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes and is not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and are not guarantees of future performance. Li-Cycle believes that these risks and uncertainties include, but are not limited to, the following: Li-Cycle’s inability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries; Li-Cycle’s inability to successfully implement its global growth strategy, on a timely basis or at all; Li-Cycle’s inability to manage future global growth effectively; Li-Cycle’s inability to develop the Rochester Hub, and other future projects including its Spoke network expansion projects in a timely manner or on budget or that those projects will not meet expectations with respect to their productivity or the specifications of their end products; Li-Cycle’s failure to materially increase recycling capacity and efficiency; Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in incurrence of debt, or prove not to be successful; one or more of Li-Cycle’s current or future facilities becoming inoperative, capacity constrained or if its operations are disrupted; additional funds required to meet Li-Cycle’s capital requirements in the future not being available to Li-Cycle on acceptable terms or at all when it needs them; Li-Cycle expects to continue to incur significant expenses and may not achieve or sustain profitability; problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations; Li-Cycle’s inability to maintain and increase feedstock supply commitments as well as securing new customers and off-take agreements; a decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies; decreases in benchmark prices for the metals contained in Li-Cycle’s products; changes in the volume or composition of feedstock materials processed at Li-Cycle’s facilities; the development of an alternative chemical make-up of lithium-ion batteries or battery alternatives; Li-Cycle’s revenues for the Rochester Hub are derived significantly from a single customer; Li-Cycle’s insurance may not cover all liabilities and damages; Li-Cycle’s heavy reliance on the experience and expertise of its management; Li-Cycle’s reliance on third-party consultants for its regulatory compliance; Li-Cycle’s inability to complete its recycling processes as quickly as customers may require; Li-Cycle’s inability to compete successfully; increases in income tax rates, changes in income tax laws or disagreements with tax authorities; significant variance in Li-Cycle’s operating and financial results from period to period due to fluctuations in its operating costs and other factors; fluctuations in foreign currency exchange rates which could result in declines in reported sales and net earnings; unfavourable economic conditions, such as consequences of the global COVID-19 pandemic; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geo-political events; failure to protect or enforce Li-Cycle’s intellectual property; Li-Cycle may be subject to intellectual property rights claims by third parties; Li-Cycle’s failure to effectively remediate the material weaknesses in its internal control over financial reporting that it has identified or if it fails to develop and maintain a proper and effective internal control over financial reporting. These and other risks and uncertainties related to Li-Cycle’s business are described in greater detail in the section entitled “Risk Factors” and “Key Factors Affecting Li-Cycle’s Performance” in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission in Canada. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement.

Li-Cycle assumes no obligation to update or revise any forward-looking statements, except as required by applicable laws. These forward-looking statements should not be relied upon as representing Li-Cycle’s assessments as of any date subsequent to the date of this press release.